FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August 2009

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is the script related to Registrant’s conference call held on August 11, 2009 after the announcement of Registrant’s results for the quarter ending June 30, 2009.

This report on Form 6-K is being incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-160683) and the Registration Statements on Form S-8 (Registration Nos. 333- 158476, 333-96630, 333-132649, 333-123410, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: August 20, 2009

CONFERENCE CALL SCRIPT – Gilat Satellite Networks
August 2009

Tom Watts

Good morning and good afternoon. Thank you for joining us today for Gilat’s second quarter 2009 results conference call.

A recording of the call will be available beginning at approximately 12:00 PM Eastern Time, today, August 11th, 2009 until August 13th, 2009 at 12:00 PM. Our earnings press release and website provide details on accessing the archived call.

Investors are urged to read the forward-looking statements in our earnings release, which say that statements made on this earnings call which are not historical facts may be deemed forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements, including statements regarding future financial operating results involve risks, uncertainties and contingencies, many of which are beyond the control of Gilat and which may cause actual results to differ materially from anticipated results. Gilat is under no obligation to update or alter our forward-looking statements whether as a result of new information, future events or otherwise and we expressly disclaim any obligation to do so. More detailed information about risk factors can be found in our reports filed with the Securities & Exchange Commission.

That said, on the call this morning is Amiram Levinberg, Gilat’s Chairman of the Board and Chief Executive Officer and Ari Krashin, Chief Financial Officer. Amiram please go ahead.

Amiram

Thank you, Tom. Good day everyone.

I would like to begin today’s call with the highlights of our second quarter results, followed by a more detailed review of our business during the quarter.

After this, Ari will take you through the detailed financial results and then we will open the floor for questions right after this.

Our second quarter ended lower than the comparable quarter in 2008. Taking into account the continued challenging economic environment, this is not unexpected.

On a positive note, we continued to release money from the restricted cash held by trustees in Colombia and recognized more revenues from our Colombian operations. Indications from Colombia are good and we are meeting our obligations according to the new agreement with the Colombian Government.

We are also beginning to see first signs of optimism in the market, which has been sluggish for quite some time. So while we cannot say anything concrete on this, we think that the market will improve in the second half of 2009 compared to the first half.

Also, we have just recently announced two new products, one for the US and the other focused on developing markets, which I will talk about more, later in the call.

Looking at the developed market, Spacenet’s results were somewhat lower than in the comparable quarter in 2008. If you remember in the previous quarter, I mentioned that the recession in the US is having an effect on Spacenet’s business, so this is not unforeseen. Despite this, Spacenet signed several extensions of existing contracts as well as expansions for additional services during the quarter, a large portion of which came from the gaming sector.

In the developing regions, we announced several new contracts – Servico Satelital in Argentina, Telikom PNG in Papua New Guinea and Thailand’s CAT Telecom. Latin America remained strong in the quarter compared to the comparable quarter in 2008, though in other regions we see the market conditions still challenging and this has had a negative effect on our results.

We also continue to see USO type projects and government funded initiatives that are well suited for satellite communications around the world, usually in the developing countries. Both Telikom PNG and CAT Telecom in Thailand which I just mentioned earlier are good examples of such projects.

Moving to the financial indicators summary slide, revenues for the second quarter of 2009 were $56 million – a decrease compared to the comparable quarter of 2008.

Having said that, we are seeing more positive signs in the market and while it is too early to say, we believe we are past the lowest point in this trend. Nevertheless, this quarter we took further cost cutting measures which included certain compensation and benefit modifications. We will see the effects of these measures starting in Q3.

Ari will discuss the Q2 2009 results in more detail later in the call.

Getting into a little more detail on our business during the second quarter, I will begin with the developed markets.

In the past year, Spacenet has been fairly unaffected by the recession in the US, though this quarter we have begun to feel the slowdown in the economy. In the second quarter, Spacenet continued to receive orders from customers in the gaming sector. It is interesting to note that while many of our customers are affected by the economic environment, and longer sales cycles, the gaming sector behaves a bit differently. When a state lottery is opened to a tender, this is irrespective of the financial climate. These tenders are usually multi-year operational deals and most often require new terminals to be installed. As such, opportunities for the gaming sector are really driven by the schedules of the states for their lotteries and not other factors.

Last year for example, there were several such tenders and we were fortunate in a few of them, that our gaming customers prevailed, such as in Ohio and Pennsylvania.

In other sectors, Spacenet also continued to receive extensions and expansions to existing networks in the past quarter. In addition to the commercial customers, Spacenet also continued to focus on government customers at the municipal, state and government level, mostly providing communication for emergency response.

Also this quarter, Spacenet announced a new product offering, based on the PrysmPro platform. Many of our US Enterprise customers require hybrid network solutions, where sites are connected to both a terrestrial network and a satellite network. Spacenet now provides a communication package that includes both of these components as well as managing other aspects within the sites, such as connectivity management and router configuration. In the past, we would often do this with the Prysm, and we would have two boxes at the customer site; a VSAT terminal and a Prysm appliance. We have now embedded this Prysm into a single unit together with the VSAT. In addition to the reduction in costs from this integration, we also see this unified solution as better in terms of manageability, reliability and functionality. For example, the PrysmPro enables adding an integrated WiFi access point and VoIP gateway as well as Firewall functionality and a local cache. Spacenet as a service provider and the Prysm Pro as a product are fully compliant with the Payment Card Industry or PCI security standards.

Now turning to the Emerging Markets.

As I mentioned before, in the past quarter, we continued to release funds from our restricted cash held by trustees relating to the Compartel projects in Colombia and recognize revenues from these operations.

We have completed the upgrade of Internet services in the Telecenters and the installation of new mini-telecenters, so for most aspects, we have entered what is called the “operational phase” of the project. What is important to note is that we are meeting the operational indicators, or benchmarks, as set out in the amended contract.

Upgrading the sites was a complex and difficult logistics project, in some cases requiring travel by foot or horse or donkey to some of the villages but the installations were completed on schedule. We are proud that our newly installed sites enable so many people in rural Colombia access to broadband Internet and telephony services. The feedback we have received from the government entities in Colombia and users in the rural villages on our new upgraded services is very positive.

Having said that, our past experience teaches us that projects like the ones in Colombia can take unexpected turns and so we continue to be conservative and recognize revenues only after payments are released.

In the emerging markets, we continue to see Universal Service Obligation and government projects mostly in Asia and Latin America. As we announced this past quarter, our long time customer Telkom PNG has chosen both our SkyEdge and the SkyEdge II VSAT platforms. Telkom is replacing the Dialaway network, thus benefiting from the improved efficiencies of our newer systems. These efficiencies can be translated to cost savings from less space capacity, enabling more sites to be served with the same space capacity, or a mix between the two. The SkyEdge II network will enable Telkom to expand to additional market segments with a high performance VSAT platform, such as those demanded by the financial sector.

In another area of the world, we recently implemented a system providing internet connectivity to a passenger train in Kazakhstan. Together with Astel and Transtelecom, we are providing a complete connectivity package for the long haul train rides, which last up to 12 hours. The solution includes a tracking antenna designed for the specific requirements of communication on the move in trains as well as the full system to provide wireless access within the compartments. One of the requirements for this project was that the solution for dispersing wireless connectivity between the compartments be wire-free, so that the compartments can be added or removed from the train without needing any installation. This is done with a wireless mesh product that is part of the project we delivered.

While we do not view this as a very large potential market, it is interesting to see how the demand for broadband connectivity is without borders and the thirst for Internet immense.

In the second quarter we also announced a new offering based on the SkyEdge II platform called NetEdge, for the corporate and cellular backhaul market, mostly in the developing markets. This solution is comprised of a multi-star network topology, which is a bit different from the standard hub-and-spoke star topology or the mesh topology which we already have in our SkyEdge II platform. Multi-star networks are comprised of several smaller star like networks, where most of the traffic is between a remote site and a regional headquarters site. One example for this is a bank with branches in several countries and headquarters in each country. Most of the traffic is between the branches and the regional headquarters. NetEdge enables such a one-hop topology, but also enables the remote branches to connect directly in one hop to the main hub – for Internet or Intranet connectivity, such as connecting to the global data center. All this is provided in a centrally managed network, sharing a common pool of satellite capacity among the sites. NetEdge is specially designed for this type of application, and is better than mesh in terms of capacity and cost of the remote terminal, mostly because of the RF equipment. I mentioned in my example a corporate network scenario, but this offering is also applicable to a cellular backhaul scenario, where the network is comprised of several smaller star networks, each with a small number of remote cell sites connected to their base station controller.

NetEdge has several variants of gateways, with the smallest, called 2100, a very compact rack that can easily fit into any regional bank data center. The larger variants bring additional capacity and support more VSATs.

We see interest in this solution from customers that need to have small networks deployed in several countries or across large countries where fiber connectivity is lacking.

That concludes our business overview. Now I would like to turn the call over to Ari Krashin, our CFO, who will review the financials. Ari?

Speaker:    Ari Krashin

Thanks Amiram. Good morning and good afternoon to everyone joining us on the call today.

Our revenues for the second quarter of 2009 were $56 million, compared to $65.6 million in the second quarter of 2008.

During this quarter, the global economic conditions, the conservative spending in the telecom sector and the recession in the US continued to affect our revenues both in GNS and Spacenet. The decrease in our revenues was partially offset by revenues from our Colombian operation as we continued to release money from the restricted cash held by trustees and recognized more revenues in the amount of approximately $8 million. As mentioned by Amiram, the indications from Colombia are good and we are meeting our obligations, hence, we expect to continue to release more money during the second half of 2009 which will turn into revenues.

Our gross margin for the second quarter was approximately 30%, compared to 32% in the second quarter of 2008 and up slightly from Q1 2009‘s 29.5%. The year over year decrease in our gross margin is attributed mainly to the decrease in revenues both in GNS and Spacenet, offset by the increase in revenues and profitability from Colombia.

Net R&D expenses decreased from $3.9 million in Q2 2008 to $3.1 million this quarter. The decrease is a result of a decline in our gross R&D expenses reflecting the effect of the cost cutting measures we made at the beginning of the year and the positive effect of the devaluation of the shekel versus the dollar compared to 2008.

During the second quarter of 2009, we had an operating loss of approximately $492 thousand, compared to an operating income of approximately $742 thousand in the second quarter of 2008. The minimal loss this quarter, reflects the effect of the cost cutting measures we made at the beginning of the year and the positive impact from our Colombian operations, offset by the decrease in our revenues. We expect that the additional cost cutting measures taken in Q2, which will start to take effect during Q3, will help us maintain the appropriate level of expenses going forward.

Net financial expenses for this quarter were $0.6 million, compared to a financial income of $0.9 million in the same quarter in 2008. The reduction is attributed mainly to the low level of interest rates and negative impact of the fluctuation in the US dollars versus other currencies in the different locations in which we operate.

Our GAAP net loss for the second quarter of 2009 was $1.2 million or 3 cents per diluted share, compared to a net income of $1.3 million or 3 cents per diluted share for the second quarter of 2008.

Our financial position continues to be strong as we continue with our efforts to control our level of expenses and manage our working capital together with the good indications from Colombia enabling us to increase our free cash balances by approximately $7.6 million during this quarter.

Our cash and cash equivalents, and marketable securities amounted to $141.1 million at the end of the quarter.

Our shareholder’s equity at the end of the quarter remains steady and totals 228.7 million dollars.

Now I’d like to turn the call back to Amiram.

Amiram ?

Thank you Ari.

Before we conclude, I would also like to update regarding the request for a class action lawsuit that was filed against us in November 2008. You may recall that the request for the class action lawsuit against Gilat and its directors was related to the Merger Agreement which did not close. Last month, this case was dismissed. After the judge reviewed the defense, he strongly recommended to the plaintiffs that they reconsider the lawsuit and the plaintiffs later determined not to pursue the matter further. We are pleased that this matter will not take up any further time and resources of the Company. Of course, this lawsuit is separate from our lawsuit for $47 million against the investors who were to have closed under the Merger Agreement. That lawsuit still stands.

To summarize our call, while we had a decline in revenues this quarter, we were able to significantly balance it by maintaining cost control.

We further adjusted our budget in the second quarter, although we are seeing signs of better business prospects in the next two quarters.

We continued to release money from the restricted cash held by trustees in Colombia and increased our free cash by approximately $7.6 million.

We also announced two new products this quarter which will enhance our market positioning and expand our addressable market.

That concludes our review. We would now like to open the floor for questions.

Operator?

QUESTION AND ANSWER

Operator

(Operator Instructions)

The first question is from Jonathan Ho of William Blair.

Please go ahead.

Jonathan Ho – William Blair & Company – Analyst

Good morning.

Amiram Levinberg – Gilat Satellite Networks Ltd – Chairman of the Board, CEO

Hi there. Good morning, Jonathan.

Ari Krashin – Gilat Satellite Networks Ltd – CFO

Good morning.

Jonathan Ho – William Blair & Company – Analyst

Good to hear from you guys.

My first question is on your comments about the positive signs in the market, and an improvement in the second half of 2009.

Can you maybe give us a little bit more color on what you’re seeing in terms of customer order pattern, and just roughly what your expectations are in terms of maybe on the top line or even with last year, for the back half of the year, or are we looking for incremental improvement? Just may be some magnitude type viewpoint in terms of the second half?

Amiram Levinberg – Gilat Satellite Networks Ltd – Chairman of the Board, CEO

To give you some color, I would say that in the first half of the year, not only we saw a decline in revenues, but we saw that what we used to call long cycles for bookings, take too long till the extended booking averages go down. As we see it now, we think that booking levels are catching up again, and this is the first indication of improvement.

So, we think that the booking will catch up in the next two quarters. How fast will we be able to translate that into revenues, this is a bit too soon to say. So, I hope that we can improve on the revenues as well, but it’s a bit too soon to say.

Jonathan Ho – William Blair & Company – Analyst

Is there a particular region or a set of customers that seems to be willing to spend again on the carrier side or with other enterprise applications? Okay, just maybe talk about by customer segment, what you’re seeing?

Amiram Levinberg – Gilat Satellite Networks Ltd – Chairman of the Board, CEO

I think that the general statement kind of almost across the board in the terms that we saw many delays, and it seems that we’re not – didn’t close for a long time, start closing now, and that applies for, I would say, many regions, without mentioning any specific one I think.

Ari, do you want to say any further?

Ari Krashin – Gilat Satellite Networks Ltd – CFO

No.

Amiram Levinberg – Gilat Satellite Networks Ltd – Chairman of the Board, CEO

No, okay. Now, this is the – I think it’s quite across the board.

Jonathan Ho – William Blair & Company – Analyst

Okay, okay.

and in terms of Colombia, can you maybe just remind us about how much revenue per quarter you’re expecting for the balance of the year, and have they actually released any funds yet?

We saw the press release a couple of days ago in terms of the completion on the project, but have they actually paid you guys? And any concerns there?

Amiram Levinberg - Gilat Satellite Networks Ltd - Chairman of the Board, CEO

Let me remind you what these projects are and what’s the money that we started to release.

Generally speaking, in Colombia, we have kind of three major contracts if you like, and they are doing internet access and telephony. Two of the three are, what we call paying contracts, which means we are to collect money from a trustee for these contracts. And the money that was held in the trustee at the beginning of the year was $24 million.

Actually, the older – or the oldest contract if you like, is telephony and some internet sites, that we are to give services still until the year 2010, end of the year 2010, while the other two, which are the paying, if you like, or the contractors that are expected to release money from the trustee, these should actually give us revenues roughly until the end of the year.

In the past, we said that if we are successful, we will be able to retrieve most of the money from the trust till this year. And what’s happened in practicality is that we have – I think we have announced this quarter that we could retrieve $8 million from the trust.

In the previous quarter, in Q1, we retrieved slightly more than a couple of million dollars and recognized. And the majority of the rest of the money will be released and recognized, knock on wood, until the end of the year.

In the meantime, the other contracts should end roughly in Q4. Having said that, obviously if we can, we will expand them to start with until the end of the year, and then we will try to expand them for next year. But this is definitely too premature to say, and we don’t know that whether these expansions will happen – extensions if you like, will happen or will not happen.

Jonathan Ho – William Blair & Company – Analyst

Great, just a question for Ari.

How should we think about the impact of the cost cutting measures that you talked about in the back half of the year, and what’s pretty reasonable for a level of OPEX, based on some of those cost-cutting measures?

Ari Krashin – Gilat Satellite Networks Ltd – CFO

Well, the significant measures we were taking was at the end of June. So, basically you don’t see the effect yet in Q2, as we mentioned.

Going forward, rough numbers, I would expect an improvement of approximately a million dollars per quarter. Maybe a bit higher in cost saving coming from the headcount reduction, the salary reduction that we made and other measures we’ve taken. So, a rough number, I could say about a million, a bit higher, maybe a bit more in third quarter.

Jonathan Ho – William Blair & Company – Analyst

Great, great, and just a final housekeeping question.

Any update on sort of the lawsuit or I guess a settlement that you have with the Galactic Group? Any sense of the timing of the group at this point or is it still a little ways off?

Amiram Levinberg – Gilat Satellite Networks Ltd – Chairman of the Board, CEO

No real update. Maybe very, very premature to say that there will be a settlement. So, there might be a settlement, but it might be settled in court. To be settled in court is a fairly long process, so it’s too premature to say.

Jonathan Ho – William Blair & Company – Analyst

Thank you.

Amiram Levinberg – Gilat Satellite Networks Ltd – Chairman of the Board, CEO

Thank you, Jonathan.

Ari Krashin – Gilat Satellite Networks Ltd – CFO

Thanks.

Operator

The next question is from Larry Harris of CL King.

Please go ahead.

Larry Harris – CL King & Associates – Analyst

Yes, thank you and it’s good to hear you’re looking forward to the improvements in the second half of the year.

In terms of, I guess looking back for a second or two. With the foreign exchange issues, relationships, the dollar, the euro, other currencies, did that affect your business, say in the first half of this year?

Ari Krashin – Gilat Satellite Networks Ltd – CFO

Well, most of our revenues are generated in dollars, so we are mostly okay from the revenue side, and we view the small portion that is coming from local currency, but again, the big portion is in dollars. So, it didn’t really affect the top line.

We do have – we are basically based in Israel, so we do have most of the expenses in shekels, but as we mentioned at the beginning of the year, we hedged the currencies shekels versus the dollar at the level of 3.9, which is – basically this is the level that it’s concentrating at.

So, it didn’t really affect significantly the number this year. It even improved a bit compared to last year, which the dollar has about 3.6, and now it’s a bit better. But it’s not a significant effect anymore of our numbers. Obviously, we would have preferred to see the dollar at much higher levels, but currently we are hedged at 3.9.

Larry Harris – CL King & Associates – Analyst

It’s good to hear.

And just in terms of geographies here in the second quarter, you mentioned, of course, Colombia did and Latin America did very well, the U.S. was somewhat down. Were there any other geographies that stood out in the second quarter either particularly strong or soft?

Amiram Levinberg – Gilat Satellite Networks Ltd – Chairman of the Board, CEO

I wouldn’t say that. I think that with the exception of Latin America, Q2 still suffered from lower revenues. And if I think – I think across the board.

Ari Krashin – Gilat Satellite Networks Ltd – CFO

Yes, Latin America, which was a bit higher.

Amiram Levinberg – Gilat Satellite Networks Ltd – Chairman of the Board, CEO

Yes, yes, Latin America a bit higher, and the rest lower.

Larry Harris – CL King & Associates – Analyst

Okay, I understand, but we’re looking forward to improvements in the second half, of course?

Amiram Levinberg – Gilat Satellite Networks Ltd – Chairman of the Board, CEO

Correct, and as I said, the first month will be booking, and then don’t know how fast revenues will attract these.

Larry Harris – CL King & Associates – Analyst

Understood, understood. All right, thank you very much.

Amiram Levinberg – Gilat Satellite Networks Ltd – Chairman of the Board, CEO

Thank you.

Ari Krashin – Gilat Satellite Networks Ltd – CFO

Thank you.

Operator

The next question is from Howard Sterling of Hudson Securities.

Please go ahead.

Howard Sterling – Hudson Securities – Analyst

It’s two parts of the same question.

There are many newer high-speed protocols coming in; LTE, Wi-Max and a host of others. You find that their competition in your areas for backhaul and other uses, and what, if anything, is happening in the satellite area, in the VSAT area to also increase bandwidth and utilization of bandwidth?

Amiram Levinberg – Gilat Satellite Networks Ltd – Chairman of the Board, CEO

Okay, it’s a refreshing question in the sense that most of the audience in this call are not interested in technology. It’s fine with me.

LTE and Wi-Max were for a period of time somewhat kind of competing technology. Now, I think LTE will grow most probably to become kind of fourth generation of cellular, one will be more for fixed locations connectivity.

Those required backhaul, as you have rightfully said, and a fairly high bandwidth of this backhaul. By the way, even 3G requires a fairly wide bandwidth for the backhaul. I would say most of the satellite solutions that are used for these backhaul are SCPC.

Or to say a few words, more about that, if the operator has terrestrial connectivity to connect the equivalent of base station controller in the case of Wi-Max and LTE, the base station back to the main network, do you think if I would.

If they have terrestrial connectivity, they will do that. If they do not have terrestrial connectivity via wires, they will try to install microwave links. If microwave links are not applicable, because of line of sight, they would be using satellite.

And their first choice in satellite will be to use usually what is called SCPC, which is practically a fixed wire in the sky. And then, if the traffic is low, and you want to have some statistics among the sites, they will be using CDMA networks like ours.

And currently, most of the satellite applications are still SCPC, which by the way we actually implement for our customers from time to time. As much as the SCPC modem is not our technology, in terms of CDMA, we are fairly strong in this application and we do it quite a lot, but mostly for second generation of cellular GSM type of applications. With them, a few UMTS connectivity as well.

Going forward, you’ve asked me whether people are looking for specific technologies to do this more efficiently in the sky, I would say the following. (A)I guess you would see more CDMA networks, just because they are more efficient in terms of using the space segment. And (B)you will see either [multi-B] satellite, which are currently not very – I mean (A) they are kind of very rare, you don’t see them at all; (B) when you see them, it is mostly, currently at least in the U.S. and Central Europe, where you have other communication alternative.

There is one venture that is trying to address this backhaul connectivity, which is called O3b, stands for Other 3 Billion, and this is the eventual thing at a fairly premature stage, trying to raise money, and there is a very interesting conflict of MEO, Medium Earth Orbit satellite.

Howard Sterling – Hudson Securities – Analyst

Got it, thank you.

Amiram Levinberg – Gilat Satellite Networks Ltd – Chairman of the Board, CEO

Okay.

Operator

The next question is from Rich Valera of Needham & Company.

Please go ahead.

Rich Valera – Needham & Company – Analyst

Thank you, good morning.

Just looking for a little more clarification with respect to your comments about bookings picking up. Were you suggesting maybe that in the recent quarters, you’d had book-to-bills below one to one, and that you actually saw a positive book-to-bills either in the most recent quarter or you’re expecting to have sort of positive book-to-bills to start building backup backlog in the September quarter?

Amiram Levinberg – Gilat Satellite Networks Ltd – Chairman of the Board, CEO

Rich, we don’t usually publish backlogs through the year, but I think the result kind of shows this, and we had kind of a lower booking levels for the first half of the year, and we think it will change in the second half.

Rich Valera – Needham & Company – Analyst

So, you – I think you hoped to build some backlog in the second half, but you’re not sure how quickly that will translate into increased revenue, because of the timing of the recognition of that. Is that fair?

Amiram Levinberg – Gilat Satellite Networks Ltd – Chairman of the Board, CEO

Yes, yes, correct.

Rich Valera – Needham & Company – Analyst

Okay, thanks very much for that clarification.

Amiram Levinberg – Gilat Satellite Networks Ltd – Chairman of the Board, CEO

Okay.

Operator

(Operator Instructions)

There are no further questions at this time. At this moment, I ask Mr. Levinberg to go ahead with his closing statement.

I would like to remind participants that a replay of this call is scheduled to begin in two hours after the conference. In the U.S., please call 1888-782-4291. In Israel, please call 03925-5921. Internationally, please call 9723-9255-921.

Additionally, a replay of this call will also be available on the company’s website www.gilat.com. Mr. Levinberg, would you like to make a concluding statement?

Amiram Levinberg – Gilat Satellite Networks Ltd – Chairman of the Board, CEO

Sure. Thank you for your clarification.

I would like to thank you all for joining us for this conference call. Good afternoon and goodbye.

Operator

Thank you. This concludes Gilat's Second Quarter 2009 Results Conference Call. Thank you for your participation. You may go ahead and disconnect.